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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                              Kenetech Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


        8 1/4% Preferred Redeemable Increased Dividend Equity Securities
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   488878 30 7
                ------------------------------------------------
                                 (CUSIP Number)


        Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
             31 West 52nd Street, New York, NY 10019 (212) 708-0600
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 7, 1997
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  Page 1 of 5.
                        No Exhibit Index appears herein.

                                  SCHEDULE 13D

----------------------------                         ---------------------------
CUSIP NO. 488878 30 7                                  PAGE 2 OF 5 PAGES
----------------------------                         ---------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Odyssey Partners, L.P.

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) |_|
                                                                        (B) |_|

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF             None.
    SHARES
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY         8   SHARED VOTING POWER
     EACH               None.
  REPORTING
    PERSON       ---------------------------------------------------------------
     WITH           9   SOLE DISPOSITIVE POWER
                        None.

                 ---------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        None.

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None.

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This statement constitutes the first amendment ("Amendment No. 1") to a statement on Schedule 13D previously filed with the Securities and Exchange Commission.


ITEM 1.  SECURITY AND ISSUER

            This Statement on Schedule 13D relates to the 8 1/4% Preferred Redeemable Increased Dividend Equity Securities, Stated Value $1,012.50 per share (the "Preferred Stock"), of Kenetech Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 500 Sansome Street, Suite 800, San Francisco, California 94111.

ITEM 2.  IDENTITY AND BACKGROUND

            The person filing this Statement is Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey"). Odyssey's principal executive office is located at 31 West 52nd Street, New York, New York 10019. Odyssey is a private investment partnership, which announced in January 1997 that it has determined to liquidate and dissolve.

            Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 West 52nd Street, New York, New York 10019. The principal occupation of Messrs. Levy, Jack Nash, Berger and Wruble (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal occupation of Joshua Nash (who is a citizen of the United States) is to serve (i) as the sole member and manager of a limited liability company that is a general partner of Ulysses Partners, L.P. ("Ulysses Partners") and (ii) as the managing member of two affiliated limited liability companies, one which provides administrative services to Ulysses Partners and the other which provides investment advisory services to Ulysses Offshore Fund, Ltd. ("Ulysses Offshore"). The principal business of each of Ulysses Partners and Ulysses Offshore is investments. The business address of Ulysses Partners is 31 West 52nd Street, New York, New York 10019, and the business address of Ulysses Offshore is Goldman Sachs (Cayman) Trust, Limited, Harbour Center, 2nd Floor, North Church Street, P.O. Box 896, George Town, Grand Cayman, Cayman Islands. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash. During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

            (a) Odyssey beneficially owns no shares of Preferred Stock, which constitutes 0.0% of the number of shares of Preferred Stock outstanding. To the best of Odyssey's knowledge, none of the General Partners beneficially own any Preferred Stock.

            (b)  Not applicable.

            (c) On July 7, 1997, Odyssey sold, through a transaction on the over-the-counter market, 400,000 Depositary Shares (representing 8,000 shares of Preferred Stock) at a price per Depositary Share of $1.406. Each Depositary Share represents a one-fiftieth interest in a share of Preferred Stock. Except as described in this Item 5(c), neither Odyssey nor to the best of its knowledge, any General Partner, has effected any transaction in the Preferred Stock during the past 60 days.

            (d)  Not applicable.

            (e) Odyssey ceased to be the beneficial owner of more than five percent of the Preferred Stock on July 7, 1997.

                                   SIGNATURE


            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 8, 1997

                                    ODYSSEY PARTNERS, L.P.

                                    By: /s/ Jack Nash
                                        --------------------------------------
                                        Name: Jack Nash
                                        Title: General Partner










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